
SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

Fansteel

ANNUAL REPORT
2004





Fansteel Inc. is a manufacturer of engineered metal components using the sand castings, investment casting and powdered metal processes. Products manufactured are used in a variety of markets including automotive, energy, military and commercial aerospace, agricultural and construction machinery, lawn and garden equipment, marine, and plumbing and electrical hardware industries.

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fansteel, Inc.
North Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Fansteel, Inc. (Successor Company) as of December 31, 2004 and January 23, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for eleven months ended December 31, 2004. We have also audited the consolidated statements of operations, shareholders' equity and cash flows of Fansteel, Inc. (Predecessor Company) for the one month ended January 23, 2004. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, on December 23, 2003 the Bankruptcy Court entered an order confirming the Second Amended Plan of Reorganization, which became effective after the close of business on January 23, 2004. Accordingly, the accompanying consolidated balance sheet as of January 23, 2004 has been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting for Entities in Reorganization under the Bankruptcy Code, for the successor company as a new entity with the assets, liabilities and a capital structure as of January 23, 2004, having a carrying value not comparable with prior periods as described in Note 4.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fansteel, Inc. (Successor Company) at December 31, 2004 and January 23, 2004 and the results of its operations and its cash flows for the eleven months ended December 31, 2004 and the results of its operations and cash flows of Fansteel, Inc. (Predecessor Company) for the one month ended January 23, 2004 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the 2004 schedule presents fairly, in all material respects, the information set forth therein.

Chicago, Illinois
March 31, 2005

/s/ BDO Seidman, LLP

Fansteel Inc.
Consolidated Statement of Operations

	Successor Company	Predecessor Company		
	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Net Sales	$ 52,126,650	$2,695,857	$ 47,086,923	$ 48,641,638
Cost and Expenses				
Cost of products sold	42,616,209	2,381,551	38,239,192	43,264,011
Selling, general and administrative	6,760,799	492,141	7,367,356	7,317,904
	49,377,008	2,873,692	45,606,548	50,581,915
Operating Income (Loss)	2,749,642	(177,835)	1,480,375	(1,940,277)
Other Income (Expense)				
Interest earned on accumulated cash resulting from Chapter 11 proceeding	-	-	62,822	279,121
Interest expense (excluding contractual interest of $752,000 in 2002)	(742,059)	(43,977)	(773,373)	(420,226)
Other	19,611	(7,198)	390,462	435,191
	(722,448)	(51,175)	(320,089)	294,086
Income (Loss) from Continuing Operations Before Reorganization Items and Income Taxes	2,027,194	(229,010)	1,160,286	(1,646,191)
Reorganization Items				
Professional fees	(576,042)	(333,289)	(10,286,794)	(5,092,009)
US trustee fees	(106,250)	-	(140,500)	(98,250)
	(682,292)	(333,289)	(10,427,294)	(5,190,259)
Fresh Start Adjustments	-	43,455,000	-	-
Gain on Debt Discharge	-	15,048,000	-	-
Income (Loss) from Continuing Operations Before Income Taxes	1,344,902	57,940,701	(9,267,008)	(6,836,450)
Income Tax Benefit	-	-	-	(249,000)
Income (Loss) from Continuing Operations	1,344,902	57,940,701	(9,267,008)	(6,587,450)
Income (Loss) from Discontinued Operations, including Tax Benefit of $3,723,000 in 2003 and $4,000 in 2002	(5,105,867)	(108,758)	(5,660,412)	4,624,699
Net Income (Loss)	$ 3,760,965)	$ 57,831,943	$ 14,927,420)	$ (1,962,751)
Weighted Average Number of Common Shares Outstanding	3,420,000	8,698,858	8,698,858	8,696,575
Basic and Diluted Net Income (Loss) per Share[a]				
Continuing operations	$ 0.39	$ 6.66	$ (1.07)	$ (0.76)
Discontinued operations	(1.49)	(0.01)	(0.65)	0.53
Net income (loss)	$ (1.10)	$ 6.65	$ (1.72)	$ (0.23)

a – Basic Earnings per share and diluted earnings per share are the same.

See Notes to consolidated Financial Statements

Fansteel Inc.
Consolidated Balance Sheet

	Successor Company December 31, 2004	Successor Company January 23, 2004	Predecessor Company December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Liabilities not subject to compromise			
Current liabilities			
Accounts payable	$ 6,025,129	$ 6,427,796	$ 5,742,752
Accrued liabilities	6,266,196	9,304,185	8,762,321
Income taxes	288,298	336,936	8,890
Short-term borrowings	4,108,457	2,650,000	-
Current maturities of long-term debt	1,549,175	1,079,124	24,000
Total current liabilities	18,237,255	19,798,041	14,537,963
Long-term debt	4,933,038	5,342,741	42,276
Other liabilities – environmental remediation	25,276,826	25,229,973	1,174,389
Total liabilities not subject to compromise	48,447,119	50,370,755	15,754,628
Liabilities subject to compromise	-	-	90,242,762
Shareholders' equity (deficit)			
Common stock, par value $0.01 at December 31, 2004 and January 23, 2004; par value $2.50 at December 31, 2003 Authorized 3,600,000 shares, issued and outstanding 3,420,000 in 2004; Authorized 12,000,000 shares, issued and outstanding 8,698,858 in 2003	34,200	34,200	21,747,145
Capital in excess of par value	296,314	296,314	316,000
Accumulated (deficit)	(3,760,965)	-	(61,474,484)
Other comprehensive income			
Minimum pension liability	-	-	(18,090,973)
Foreign currency translation	(9,458)	(6,230)	(6,230)
Total other comprehensive income	(9,458)	(6,230)	(18,097,203)
Total shareholders' equity (deficit)	(3,439,909)	324,284	(57,508,542)
Total liabilities and shareholders' equity (deficit)	$ 45,007,210	$ 50,695,039	$ 48,488,848

See Notes to Consolidated Financial Statements

Fansteel Inc.
Consolidated Statement of Cash Flows

	Successor Company	Predecessor Company		
	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Cash Flows From Operating Activities:				
Net income (loss)	$(3,760,965)	$57,831,943	$(14,927,420)	$ (1,962,751)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:				
Depreciation and amortization	1,013,648	72,994	1,151,075	1,221,928
Amortization of restricted stock awards	-	-	-	12,805
Fresh start adjustments	-	(43,455,000)	-	-
Gain on discharge of debt	-	(15,048,000)	-	-
Loss (income) from discontinued operations	5,105,867	108,758	5,660,412	(4,624,699)
Net pension charge (credit)	-	-	2,103,639	1,414,942
Gain from disposals of property, plant and equipment	(33,567)	-	(219,133)	-
Change in assets and liabilities:				
(Increase) in accounts receivable	(501,120)	(321,198)	(963,772)	(1,613,548)
Decrease in income tax refunds receivable	61,700	-	276,229	4,578,243
(Increase) decrease in inventories	850,849	(280,153)	841,376	1,085,871
(Increase) decrease in other assets-current	(795,314)	79,568	1,543,023	(1,410,822)
(Decrease) increase in accounts payable and accrued liabilities	(2,451,199)	(95,945)	3,074,490	13,254,038
Increase (decrease) in liabilities subject to compromise	-	300,000	(2,250,132)	(3,223,900)
(Decrease) in income taxes payable	(48,638)	(8,272)	(1,599)	(260,861)
Increase (decrease) in other assets	173,765	765	255,738	(212,256)
Net cash (used in) provided by operating activities	(384,974)	(814,540)	(3,456,074)	8,258,990
Cash Flows From Investing Activities:				
(Increase) decrease in restricted cash	(394,034)	379,457	(11,027,477)	(2,350,183)
Proceeds from sale of property, plant and Equipment	34,000	-	311,773	-
Capital expenditures	(22,620)	(3,155)	(428,622)	(30,116)
Net cash (used in) provided by investing activities	(382,654)	376,302	(11,144,326)	(2,380,299)
Cash Flows From Financing Activities:				
Proceeds from short-term borrowing	2,098,261	-	-	-
Payments on long-term debt	(290,180)	-	-	(184,068)
Net cash provided by (used in) financing activities	1,808,081	-	-	(184,068)
Net Increase (Decrease) in Cash and Cash Equivalents from Continuing Operations	1,040,453	(438,238)	(14,600,400)	5,694,623
Cash Flows From Discontinued Operations	(2,032,643)	147,819	11,225,794	(3,859,535)
Net (Decrease) Increase in Cash and Cash Equivalents	(992,190)	(290,419)	(3,374,606)	1,835,088
Cash and Cash Equivalents at Beginning of Period	999,787	1,290,206	4,664,812	2,829,724
Cash and Cash Equivalents at End of Period	$ 7,597	$ 999,787	$ 1,290,206	$ 4,664,812

See Notes to Consolidated Financial Statements

inventories were valued at lower of cost, determined on the "last-in, last-out" (LIFO) basis, or market. Costs include direct material, labor and applicable manufacturing overhead.

Property, Plant and Equipment

Acquisitions of properties and additions to existing facilities and equipment are recorded at cost. For financial reporting purposes, straight-line depreciation is used. The estimated useful lives for machinery and equipment range from 3 years to 15 years while the estimated useful lives of buildings are 39 years. Accelerated depreciation is used for income tax purposes.

In conjunction with fresh start accounting, property, plant and equipment at January 23, 2004 was adjusted to fair market value. See Note 4 on Basis of Presentation and Fresh Start Accounting.

Reorganization Items

Excess reorganization value represents the excess of the Successor Company's enterprise value over the aggregate fair value of the Company's tangible and identifiable intangible assets and liabilities at January 23, 2004. Although excess reorganization value is not amortized, it is evaluated annually or when events or changes occur that suggest an impairment in carrying value.

Long-lived Assets

The Company periodically re-evaluates carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. The Company uses estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets' remaining useful lives.

Revenue Recognition

The Company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped. Revenues from sales of tooling, patterns and dies are recognized upon acceptance by the customer.

Shipping and Handling Costs

The Company classifies distribution costs, including shipping and handling costs, in cost of products sold. Shipping and handling revenues are included in sales.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the temporary difference between assets and liabilities recognized for financial reporting and such amounts recognized for tax purposes, which requires recognition of deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted stock options, calculated using the treasury stock method. Basic and diluted earnings per share are computed in Note 5.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS 123(R)). SFAS 123 (R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The FASB has concluded that companies could adopt the new standard in one of two ways: the modified prospective transition method and the modified retrospective transition method. Using the modified prospective transition method, a company would recognize share-based employee compensation costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Using the modified retrospective method, a company would recognize employee compensation cost for prior periods presented prior to adoption of the proposed standard in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation cost in the amounts reported in pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of the proposed standard unless those changes represent a correction of an error and are disclosed accordingly. For periods after the date of adoption of the proposed standard, the modified prospective transition method described above would be applied. We will adopt SFAS No. 123 (revised 2004) on July 1, 2005 and will continue to evaluate the impact the adoption of this standard will have on our results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt SFAS No. 153 on January 1, 2006 and will continue to evaluate the impact the adoption of this standard will have, but do not anticipate any significant impact on our results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt SFAS No. 151 on January 1, 2006 and will continue to evaluate the impact the adoption of this standard will have, but do not anticipate any significant impact on our results of operations or financial position.

Under the Plan, allowed administrative expense claims, outstanding obligations under the Predecessor Company's debtor-in-possession financing facility claims and priority claims, including allowed priority tax claims, have been paid in full in cash.

Under the Plan, holders of allowed secured claims against the Debtors, other than secured creditors whose treatment is specifically provided for in the Plan, either (i) were paid or are being paid in accordance with the terms of their respective agreements, (ii) received or are receiving periodic cash payments totaling the value of the collateral securing the allowed claim as of the Effective Date, (iii) received a return of the collateral securing the allowed claim, or (iv) received such other treatment as may be agreed to with the Debtors.

Pursuant to the Plan, holders of allowed general unsecured claims against the Debtors shall receive (i) pro rata distributions from a fixed cash pool of approximately $15.6 million (funded from a portion of certain asset sale proceeds and a cash contribution from Fansteel of $3.1 million and (ii) pro rata distributions of 55% of the New Common Stock of Fansteel (subject to dilution for issuances pursuant to an employee plan. The initial distributions of cash and stock were made on February 23, 2004. Additional distributions of cash and stock have been made, and will continue to be made in accordance with the Plan as previously disputed unsecured claims are adjudicated. The Plan also provides that holders of allowed general unsecured claims are to receive 70% of the net proceeds of the settlement or recoveries in respect of avoidance actions commenced by the Debtors seeking approximately $6 million. A dispute concerning how certain settlements are structured for purposes of applying the proceeds was settled and approved by the court on April 29, 2004. The settlement, in relevant part, makes clear the Company's entitlement to (a) 30% of the net proceeds solely from new cash (as opposed to the assignment or waiver of claims) and (b) be reimbursed for any and all expense of the litigation from the new cash, and, if necessary, from up to $500,000 of cash currently reserved on account of disputed claims.

The Plan also provided for a convenience class for general unsecured claims totaling $1,500 or less to receive cash distributions equal to 60% of the allowed claim.

In accordance with the Plan, the Predecessor Company terminated the Pension Plan as of December 15, 2003. Fansteel and the PBGC entered into a settlement agreement pursuant to the Plan pursuant to which the PBGC received, in full satisfaction of the claims resulting from the Pension Plan's termination: (i) a $9.5 million, non-interest bearing, ten-year, note, dated January 23, 2004, from Fansteel Inc., secured by land, buildings, and equipment owned by or used in connection with operations of Fansteel de Mexico, together with (ii) distributions of cash and stock on account of a $1.5 million allowed general unsecured claim and (iii) an additional 20% of the New Common Stock (subject to dilution for issuances pursuant to an employee stock plan). Included in liabilities subject to compromise at December 31, 2003 was $12.6 million related to the Pension Plan.

The Plan also provided for settlement of various existing and potential environmental claims and obligations of the Debtors. In particular, the Plan provided for the following treatment of environmental claims and obligations with respect to the various properties as set forth below in full satisfaction and release of all such environmental claims against and obligations of any Debtor or its successors:

benchmarks and timeline for the decommissioning of the Muskogee Facility. Specifically, the NRC License required FMRI (i) by September 1, 2004, to commence Phase 1 work of removing certain residue materials ("WIP") from the site and (ii) by March 31, 2006 to complete the removal of the WIP materials, taking into account preparation, scheduling, cost and weather. Realizing its inability to satisfy certain of its NRC License conditions, FMRI timely notified the NRC and commenced discussions with the NRC and third parties with a view to, as soon as possible and subject to available funding, commence and complete Phase 1 remediation. Unfortunately, FMRI has been unable, to date, to reach consensus with the NRC on modifications necessary to commence removal of WIP materials. As a result, FMRI remains in violation of its NRC License but continues to maintain the health and safety of the Muskogee Facility. Fansteel can provide no assurance that FMRI will be able to reach consensus with the NRC and eliminate the existing violations. Notwithstanding FMRI's violations, the obligations of Fansteel with respect to the Muskogee Facility are unchanged and remain limited to Fansteel's obligations to FMRI under the FMRI Notes, as described in the Plan. However, if FMRI is unable to reach consensus with the NRC on necessary modifications to its license, it could have an adverse effect on the Company.

(b) Holders of environmental claims and/or obligations arising from or with respect to the property at Number One Tantalum Place, North Chicago, Illinois (the "North Chicago Facility") shall receive and/or be the beneficiaries of the remediation of the North Chicago Facility to be undertaken by North Chicago, Inc. ("NCI"), one of the special purpose subsidiaries formed pursuant to the Plan, in accordance with the North Chicago Consent Decree. Pursuant to the Plan, the North Chicago Facility, consisting of Fansteel's real property and other assets associated with its operation, was transferred to NCI on the Effective Date. NCI (and not Fansteel Inc.) is solely and directly responsible for the monitoring and performance of remedial actions to be undertaken with respect to the North Chicago Facility. The operations of NCI were to be funded primarily from proceeds of certain non-interest bearing notes issued to NCI by Fansteel Inc. as follows:

(i) A $2.17 million unsecured note maturing December 31, 2013 with payments matched to correspond to NCI's anticipated expenditures for remediation costs of the North Chicago Facility; and

(ii) An unsecured contingent note of up to $500,000 if the costs of performing the response actions at the North Chicago Facility will exceed $2,025,000.

On November 13, 2003 the City of North Chicago (the "City") and Fansteel executed an option agreement (the "Option") allowing the City to acquire the North Chicago Facility for $1.4 million. The City had until August 31, 2004 to exercise the Option. However, Fansteel and NCI initially agreed to extend the Option until November 29, 2004 and subsequently to January 31, 2005 in consideration of, among other things, the extension of certain free rent to the Company for usage of certain space in the North Chicago Facility if and after the City exercises the Option. Upon exercise of the Option, NCI was obligated under the Plan to transfer any funds received from the City to the United States Environmental Protection Agency (the "EPA") and was released from any and all of its obligations to implement the North Chicago response action under the North Chicago Consent Decree, subject to completing the environmental engineering/cost analysis report, and any outstanding notes issued by the Company to NCI shall be cancelled. In addition, the Company was obligated to issue deliver to the EPA an unsecured, non-interest bearing promissory note in the principal amount of $700,000, less any amounts claims received a pro rata share of the cash distribution to holders of general unsecured claims as if such parties held allowed general unsecured claims of: $132,000 (Polychlorinated Biphenyls or "PCB" Treatment), $460,898 (Operating Industries), $25,000 (Li Tungsten), and $100,000 (Old Southington), and certain proceeds, if any, of insurance recoveries.

(f) Substantially all of the environmental claims and obligations associated with the facility owned and operated by Wellman located at 1746 Commerce Road, Creston, Union County, Iowa (the "Iowa Facility") have been resolved in accordance with the Administrative Order on Consent by and between Wellman Dynamics Corp., a subsidiary of the Company ("Wellman") and the EPA, approved by order of the Court on November 4, 2003. The Administrative Order on Consent provides for EPA approval of a work plan to characterize the extent of any contamination associated with certain Solid Waste Management Units ("SWMUs") and evaluation of alternatives to remediate any residual contamination associated with SWMUs in accordance with Wellman's on-going obligations under the Resource Conservation and Recovery Act of 1976 and the Waste Disposal Amendments of 1984 (collectively, "RCRA") at the Iowa Facility. Wellman estimates the costs associated with the closure activities for the SWMUs will be approximately $2,166,000 through 2009. Environmental liabilities are estimated to be funded from the cash flow generated by operations of Wellman.

Note 4 - Basis of Presentation and Fresh Start Accounting

The Company accounted for the consummation of the Plan as of January 23, 2004, coinciding with the end of its January reporting period for financial reporting convenience purposes.

The Company adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". In accordance with the principles of fresh start accounting, the Company has adjusted the value of its assets and liabilities to their fair values as of the Effective Date with the excess of the Company's value over the fair value of its tangible and identifiable intangible assets and liabilities reported as excess reorganization value in the consolidated balance sheet.

Fresh-Start accounting requires that the reorganization value be allocated to the entity's net assets in conformity with procedures specified by APB No. 16, "Business Combinations," as superseded by Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"). The Company engaged independent appraisers to assist in the allocation of the reorganization value to the reorganized Company's assets and liabilities by determining the fair market value of its property, equipment, and intangibles.

The enterprise value of the Company as of the Effective Date was established at $35.1 million, based on a calculation using a weighted average of the following valuations approaches: comparable company, comparable precedent transaction and discounted cash flow. The net equity value of $324,000 represents an enterprise value of $35.1 million less long-term debt (including current maturities) and less revolving loan facilities of $2,650,000. The revolving loan facilities are not working capital loans and are due January 23, 2007; therefore, they are considered in calculating the net equity value.

	Predecessor Company January 23, 2004	Reorganization Adjustments	Fresh Start Adjustments	Successor Company January 23, 2004
Current liabilities				
Accounts payable	$ 6,111	$ 317 (h)	$ -	$ 6,428
Accrued liabilities	8,412	892 (h)	-	9,304
Accrued income taxes	9	328 (h)	-	337
Short-term borrowings	-	2,650 (a)	-	2,650
Current maturities of long-term debt	24	1,055 (h)	-	1,079
Total current liabilities	14,556	5,242	-	19,798
Long-term debt	42	9,775 (h)	(4,474)(i)	5,343
Environmental Remediation	1,174	47,168 (j)	(23,112) (j)	25,230
Liabilities subject to Compromise	90,440	(90,440) (k)	-	-
Shareholders' equity (deficit)	(58,179)	15,048	43,455	324
Total liabilities and equity	$ 48,033	$ (13,207)	$ 15,869	$ 50,695

Adjustments reflected in the consolidated balance sheet are as follows (in dollars):

(a) In accordance with the Plan, the Company made a cash settlement with the general unsecured creditors that included payout from the restricted cash of $12,300,000 to the benefit of general unsecured creditors and $698,000 to the Company. The Company also distributed $3,100,000 for the benefit of the general unsecured creditors with $450,000 from cash and short-term borrowing of $2,650,000.

(b) Accounts receivables were reduced to reflect the $300,000 note receivable payment related to the sale of certain operations, of which $250,000 was distributed for the benefit of general unsecured creditors and $50,000 to the Company. The income tax refund receivable was reduced by $41,000 to net realizable value.

(c) Inventories have been valued at fair market value. All "last-in, first-out" (LIFO) reserves have been eliminated.

(d) Loan issuance costs related to the DIP line of credit were eliminated.

(e) Property, plant and equipment have been adjusted to reflect the fair value of the assets based on independent appraisals.

(f) The Successor Company has recorded reorganization value in excess of amounts allocable to identifiable assets in accordance with SFAS No. 141.

(g) The unamortized balance of goodwill of $2,207,000 for the Predecessor Company and the unamortized balance for landfill closure at its Wellman Dynamics subsidiary for $989,000 have been eliminated. The Company recorded $2,532,000 for property held for sale related to discontinued operations based on current purchase offers or independent appraisals.

(h) Certain liabilities that were subject to compromise have been recorded as assumed.

(i) Long-term debt has been discounted to its present value of the $9.5 million, non-interest bearing 10-year note due to the PBGC.

(j) Environmental remediation was adjusted to include the assumption of $47.2 million of liabilities subject to compromise and fresh start adjustment in reorganization to discount the liability to its present value based on the estimated timing of the future cash expenditures.

(k) Liabilities subject to compromise have been eliminated to reflect settlement of the claims for cash and the were outstanding prior to the Effective Date and the issuance of New Common Stock as of the Effective Date.

Note 6 - Discontinued Operations including Certain Environmental Remediation

The Predecessor Company had been licensed by the NRC to possess and use source material at the Muskogee Facility since 1967. Under the Predecessor Company's NRC permit, it was authorized to process ore concentrates and tin slags in the production of refined tantalum products. Licensable quantities of natural uranium and thorium are present in the slags, ores, concentrates and process residues.

The Predecessor Company discontinued its Metal Products business segment in 1989. In 1990, the NRC included the Muskogee Facility in the NRC's Site Decommissioning Management Plan. The Predecessor Company completed a remedial assessment in 1993 to determine what areas of the Muskogee Facility were required to undergo decommissioning.

During 2002, the Predecessor Company, with the assistance of its third party environmental consultants, prepared a revised decommissioning plan, which was submitted to the NRC on January 15, 2003. The revised decommissioning plan assumed offsite disposal of all contaminated residues and soils as well as groundwater treatment and monitoring using current criteria for acceptable decommissioning under NRC regulations. Based on available information, with assistance from third party environmental consultants, the Predecessor Company estimated the total future costs of the revised decommissioning plan based upon current costs of decommissioning activities to be $41.6 million. The estimated decommissioning costs consist of $20.4 million for excavating, hauling, and offsite disposal of residues and soils, $15.6 million for site plans, maintenance, safety, security and consulting costs, and $5.6 million for groundwater treatment and monitoring. As a result of the revised decommissioning cost estimate, the Predecessor Company reduced the long-term liability for discontinued operations and environmental remediation for the Muskogee site from $52.6 million to $41.6 million in December 2002.

During 2003, the Predecessor Company continued to maintain the safety and security of the Muskogee Facility. Pursuant to the Plan, the Company negotiated with the NRC to develop acceptable mechanisms for providing financial assurance for the decommissioning of the Muskogee Facility (see Note 3). In December 2003, the NRC approved the issuance of the NRC License to FMRI. At December 31, 2003, the liability for the environmental remediation decreased from $41.6 million to $38.8 million due to planned spending for remediation, safety and security. At December 31, 2004, the gross estimated liability was $37.2 million and the recorded discounted liability, using a discount rate of 11.3%, was $19.1 million. This liability could be reduced by potential net insurance recoveries that the Company is seeking from its insurers, but there is no assurance any net recoveries will be received.

In September 2000, the EPA issued a unilateral administrative order under Section 106 of CERCLA requiring the Company to investigate and abate releases of hazardous substances from the North Chicago Facility that were contributing to contamination at an adjacent vacant lot (the "Vacant Lot Site"). The Company completed an engineering evaluation/cost analysis and submitted it to EPA for review in 2003. The proposed remedial actions at the North Chicago Facility are estimated to cost $2.17 million, for which a liability was recorded at January 23,

Actual costs to be incurred in future periods to decommission the above sites may vary, which could result in adjustment to future accruals, from the estimates, due to, among other things, assumptions related to the quantities of soils to be remediated and inherent uncertainties in costs over time of actual disposal.

On December 31, 2004, Fansteel Inc. sold substantially all of the assets (including, but not limited to, machinery and equipment, raw material items, work-in-process items, finished goods items, receivables, machinery and equipment contracts, customer contracts and supplier contracts, but excluding real estate, fixtures and certain other assets) of the division of the Company known as "Washington Manufacturing" (the "Washington Division") to Whitesell Corporation ("Whitesell"), a customer of the Washington Division, for consideration consisting of a combination of (i) cash (in the initial amount of approximately $2.0 million, subject to post-closing adjustment) and (ii) the assumption by Whitesell of certain liabilities of the Washington Division (in the initial amount of approximately $1.0 million, determined in accordance with U.S. generally accepted accounting principles consistently applied, subject to post-closing adjustment) (collectively, the "Washington Sale") . A loss of $1.6 million was recognized from this sale.

Under the Company's revolving loan facility with Congress Financial Corporation, Congress Financial Corporation's consent was required for the Company to enter into its agreement with Whitesell, and the Company granted to Congress Financial Corporation security interests in certain of its assets, including the assets specified in such agreement to be sold by the Company to Whitesell. On December 30, 2004, Congress Financial Corporation consented to the Company's entry into its agreement with Whitesell and agreed to release its security interest in the assets specified in such agreements to be sold by the Company to Whitesell there under, subject to the satisfaction of certain conditions precedent, including, without limitation, that all of the cash proceeds to the Company of the Washington Sale (net of certain transaction expenses and payments to secured claim holders) be applied to the payment of outstanding indebtedness under the revolving loan facility. On December 31, 2004, as contemplated by Congress Financial Corporation's consent, approximately $1.75 million of the cash proceeds to the Company of the Washington Sales were applied by the Company to the repayment of outstanding indebtedness under the revolving loan facility.

In the second quarter 2004, the Company sold all the assets and liabilities of its special purpose subsidiary Waukegan Inc. Net proceeds were $100,000 and a gain of $773,000 was recognized due to the elimination of the environmental liabilities on the site as part of the sale.

In fourth quarter 2003, the Company sold its Hydro Carbide and California Drop Forge operations, certain other assets located in the Company's Lexington, Kentucky and Plantsville, Connecticut facilities and substantially all of the assets of Phoenix Aerospace to an entity affiliated with certain Directors in accordance with the reorganization plan approved by the Bankruptcy Court. Net proceeds for this sale were $12,206,000 and a loss of $1,858,000 was recognized.

In a separate transaction, in accordance with the approved reorganization plan approved by the bankruptcy court, the Company sold real property, equipment and trademarks of the Plantsville, Connecticut facility with net cash proceeds of $890,000 and a loss of $110,000.

Note 7 - Property Held for Sale

The Company is pursuing the sale of its Lexington Facility. During the fresh start reporting process, the land and buildings held for sale were adjusted to their estimated fair value based upon the estimated fair value as determined by third party appraisals.

In June 2004, the Waukegan property that had been held for sale was sold. In March 2005, the North Chicago property that was held for sale was sold. The carrying value of the properties held for sale as of December 31, 2004, January 23, 2004, and December 31, 2003 are detailed below:

	Successor Company		Predecessor Company
	December 31, 2004	January 23, 2004	December 31, 2003
Lexington facility	$ 1,327,500	$ 1,327,500	$ -
North Chicago property	1,120,000	1,120,000	-
Waukegan property	-	85,000	-
Total property held for sale	$ 2,447,500	$ 2,532,500	$ -

Note 8 - Accrued Liabilities

Accrued liabilities include the following at:

	Successor Company		Predecessor Company
	December 31, 2004	January 23, 2004	December 31, 2003
Payroll and related costs	$ 1,422,038	$ 1,633,938	$ 1,756,298
Taxes, other than income	99,021	250,315	231,235
Profit sharing	604,002	499,042	481,743
Insurance	2,669,009	2,549,777	2,427,831
Environmental and Waste Disposal	196,000	174,943	163,929
Professional fees	827,124	3,710,855	3,304,616
Other	449,002	485,315	396,669
	$ 6,266,196	$ 9,304,185	$ 8,762,321

Note 9 - Other Environmental Remediation

Wellman Dynamics Corporation ("Wellman"), a subsidiary of Fansteel Inc., entered into an Administrative Order on Consent with the EPA to perform a RCRA Facility Investigation ("RFI") for the purpose of determining the extent of releases of hazardous wastes and/or hazardous constituents, and, if appropriate, a Corrective Measures Study ("CMS") to evaluate possible corrective action measures that may be necessary at the Iowa Facility owned and operated by Wellman. Wellman has estimated that the cost for conducting the RFI/CMS will be $2,147,000 from 2004 to 2009. At December 31, 2004 the gross estimated liability was $2.09 million and the recorded discounted liability, using a discount rate of 11.3%, was $1.62 million.

Wellman is permitted to operate a sanitary landfill for the disposal of its foundry sand. It is anticipated, based upon recent projections by third party consultants, that Wellman is likely to be required to close the landfill in 2037 at a future cost approximating $1,166,000. The recorded discounted liability, using a discount rate of 11.3%, at December 31, 2004 was $445,000.

Long-term debt consisted of the following:

	Successor Company		Predecessor Company
	December 31, 2004	January 23, 2004	December 31, 2003
PBGC, non-interest bearing ten-year note, due from 2004 to 2013 (net of an imputed discount of $3,689,040 at December 31, 2004 and $4,279,012 at January 23, 2004)	$ 5,060,960	$ 5,220,988	$ -
Loans from various Pennsylvania economic agencies with interest rates ranging from 2.0% to 5.5%, due from 2008 to 2009	896,253	1,136,601	-
Loans from Decommissioning Trust for FMRI	525,000	-	-
Capital lease, non-interest bearing, due 2005	-	64,276	66,276
	6,482,213	6,421,865	66,276
Less current maturities	1,549,175	1,079,124	24,000
Total long-term debt	$ 4,933,038	$ 5,342,741	$ 42,276

The Pension Benefit Guarantee Corporation note is collateralized by land, building and equipment located in Mexico with a book value of $1,834,000 at December 31, 2004. The Pennsylvania long-term debt is collateralized by machinery and equipment with a net book value of $788,000 at December 31, 2004.

In accordance with SOP 90-7, the above debt for January 23, 2004 and December 31, 2004 has been discounted using an imputed interest rate of 11.3%

The aggregate maturities for long-term debt for the five years after December 31, 2004 are $1,024,000, $1,039,000, $1,055,000, $893,000, and $764,000, respectively.

Note 11 - Income Taxes

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Valuation allowances are established in accordance with provisions of FASB Statement No. 109 "Accounting for Income Taxes". The valuation allowances are attributable to federal and state deferred tax assets.

Details of the provision (benefit) for income taxes related to continuing operations in the consolidated statement of operations are as follows:

	Successor Company	Predecessor Company		
	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Current taxes				
Federal	$ (949,000)	$ 4,196,000	$ (136,000)	$ (474,000)
Foreign	118,000	8,000	136,000	130,000
State	17,000	18,000	-	-
	(814,000)	4,222,000	-	(344,000)
Deferred income taxes				
Federal	733,000	(7,324,000)	(4,100,000)	(2,039,000)
State	368,000	(3,673,000)	(437,000)	86,000
Federal net operating loss Carry-forward used	814,000	(4,222,000)	-	-
Valuation allowances	(1,101,000)	10,997,000	4,537,000	1,953,000
	814,000	(4,222,000)	-	-
Income taxes - continuing operations	$ -	$ -	$ -	$ (344,000)

A reconciliation of the total provision for income taxes with amounts determined by applying the statutory U.S. Federal income tax rate to continuing operation loss before income tax provision is as follows:

	Successor Company	Predecessor Company		
	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Income tax provision at statutory rate	$ 457,000	$ 19,700,000	$(4,132,000)	$(2, 141,000)
Add:				
State income taxes, net of Federal income tax provision	-	-	-	-
Change in valuation allowances	(1,101,000)	10,997,000	4,537,000	1,953,000
Fresh start adjustments and gain on discharge of debt	-	(26,482,000)	-	-
Federal net operating loss Carry-forward used	814,000	(4,222,000)	-	-
Other, net	(170,000)	7,000	(405,000)	(156,000)
Total income tax provision	$ -	$ -	$ -	$ (344,000)

Income taxes paid for each of the three years in the period ended December 31, 2004 amounted to $8,000, $58,000 and $4,000, respectively. Income tax refunds in the three year

Change in plan assets				
Fair value of plan assets at beginning of period	5,621,912	5,583,305	31,910,698	39,158,601
Actual return on plan assets	843,736	62,212	4,385,476	(2,546,713)
Employer contributions	-	-	138,980	116,999
Benefits paid	(270,253)	(23,605)	(3,911,617)	(3,682,190)
Fair value of plan assets at end of period	6,195,395	5,621,912	32,523,537	33,046,697
Funded status	(37,229)	(346,756)	(14,340,544)	(13,497,728)
Unrecognized actuarial loss	(386,602)	-	19,195,409	20,762,583
Unrecognized transition asset	-	-	-	(3,864)
Unrecognized prior service costs	106	-	171	500,445
Net amount recognized	$ (423,725)	$ (346,756)	$ 4,855,036	$ 7,761,436
Amounts recognized in statement of financial position				
Accrued benefit liability	$ (423,725)	$ (346,756)	$(14,314,626)	$(12,828,256)
Accumulated other comprehensive income	-	-	19,169,662	20,589,692
Net amount recognized	$ (423,725)	$ (346,756)	$ 4,855,036	$ 7,761,436

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	December 31, 2004	January 23, 2004	December 31, 2003	December 31, 2002
Projected benefit obligations	$ -	$ -	$ 40,915,099	$ 41,208,269
Accumulated benefit obligations	-	-	40,915,099	40,063,666
Fair value of plan assets	-	-	26,940,232	27,524,335
Weighted average assumptions used to determine benefit obligations as of December 31				
Discount rate	6.00%	6.00%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	8.00%	8.00%
Weighted average assumptions used to determine net periodic pension cost as of December 31				
Discount rate	6.75%	6.75%	6.75%	7.25%
Average compensation increase	3.50%	3.50%	3.50%	3.50%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	8.00%
Components of net periodic benefit cost				
Service cost	$ 156,619	$ 14,238	$ 476,369	$473,207
Interest cost	319,577	29,053	2,914,721	3,088,039
Expected return on plan assets	(399,287)	(36,299)	(2,416,359)	(2,993,898)
Amortization of prior service cost	60	5	48,161	133,496
Amortization of transition asset	-	-	-	(7,712)
Recognized actuarial loss	-	-	1,219,727	873,743
Net periodic benefit cost	$ 76,969	$ 6,997	$ 2,242,619	$ 1,566,875

Financial information concerning the Company's segments is as follows:

	Successor Company	Predecessor Company		
	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Net Sales:				
Advanced Structures				
Sales	$ 23,343,335	$ 926,011	$18,161,241	$ 24,651,723
Intersegment sales	-	-	-	-
	23,343,335	926,011	18,161,241	24,651,723
Industrial Metal Components				
Sales	28,783,315	1,769,846	28,934,416	23,999,736
Intersegment sales	-	-	(8,734)	(9,821)
	28,783,315	1,769,846	28,925,682	23,989,915
Total Net Sales	$ 52,126,650	$ 2,695,857	$47,086,923	$ 48,641,638
Operating Income (Loss):				
Advanced Structures	$ (58,388)	$ (329,169)	(1,307,006)	$ (2,462,682)
Industrial Metal Components	2,808,030	151,334	2,821,271	561,628
Corporate	-	-	(33,890)	(39,223)
Total Operating Income (Loss)	$ 2,749,642	$ (177,835)	$ 1,480,375	$ (1,940,277)

Intersegment sales are accounted for at prices equivalent to the competitive market prices for similar products.

The percentages of net sales for classes of similar products that exceeded ten percent of the Company's consolidated net sales, for the periods indicated, are set forth below:

		Percentage of Consolidated Net Sales			
		Successor Company	Predecessor Company		
Products	Business Segments	Eleven Months Ended December 31, 2004	One Month Ended January 23, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Sand Castings	Advanced Structures	45%	34%	39%	50%
Investment Castings	Industrial Metal Components	35%	38%	42%	30%
Powdered Metal Components	Industrial Metal Components	20%	28%	19%	20%

The Company sells parts to various companies whose end user, International Engine, accounts for a significant portion of the Company's overall business. Sales of products for these companies represented 15% of net sales for the eleven month period ended December 31, 2004, 23% for the one month ended January 23, 2004, 28% for the twelve months ended December 31, 2003, and 18% for the twelve months ended December 31, 2002. In the fourth quarter of 2004, the Company lost $8 million in annual sales of International Engine business, which is a

SUPPLEMENTARY DATA

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	2004				
	Predecessor Company	Successor Company			
	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
(thousands of dollars except per share data)	One Month Ended January 23	Two Months Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31
Net Sales	$ 2,696	$ 10,543	$ 15,745	$ 13,312	$ 12,527
Gross Profit	314	2,523	3,075	2,432	1,481
Net income	57,832	640	9	(960)	(3,451)
Net income per weighted average Common shares outstanding (a)	6.65	0.19	0.00	(0.28)	(1.01)

	2003			
	Predecessor Company			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(thousands of dollars except per share data)	Three Months Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31
Net Sales	$ 11,956	$ 12,046	$ 11,175	$ 11,910
Gross Profit	1,776	2,404	2,018	2,650
Net income	(1,820)	(2,332)	469	(11,244)
Net income per weighted average common shares outstanding (a)	(0.21)	(0.27)	0.05	(1.29)

Results in the one-month ended January 23, 2004 included a gain of $43,455,000 from the adoption of fresh start accounting and a gain of $15,048,000 from the discharge of debt from the Plan.

Basic earnings per share and diluted earnings per share are the same.

STOCK MARKET INFORMATION

The Company's stock is available for trading under the ticker symbol FELI on the "pink sheets" published by Pink Sheets LLC.

The number of shareholders of the Company as of February 28, 2005 was 757. This number includes record holders and individual participants in security position listings.

The following table sets forth the quarterly high and low bid prices and dividend information of each quarter of the last fiscal year. The quotations below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

(In dollars)	High	Low	Cash Dividends Declared
Successor Company			
2004			
First Quarter (a)	$4.500	$3.000	$ -
Second Quarter	4.550	3.100	-
Third Quarter	4.050	1.750	-
Fourth Quarter	2.500	1.000	-

(a) The Successor Company stock was deemed to have been issued on the Effective Date and actually issued on February 23, 2004.

As of January 30, 2002, the common stock of the Predecessor Company was suspended from trading by the New York Stock Exchange, and thereafter, delisted from such exchange. High and low stock prices are not available for the Predecessor Company's common stock after such suspension and delisting, and no dividends were paid by the Predecessor Company during such time period.

Upon the Effective Date, all then outstanding equity securities of the Predecessor Company were cancelled, and the common stock of the Successor Company was issued as described above. Under provisions of the notes to FMRI for funding environmental remediation, the Company is restricted from declaring dividends.

Consolidated net sales for twelve months ended December 31, 2004 were $7.7 million or 16.4% higher than net sales for the twelve months ended December 31, 2003.

The Advanced Structures' net sales for the twelve months ended December 31, 2004 were higher by $6.1 million, or 33.6%, as compared with the twelve months ended December 31, 2003. This improvement is attributed to increased sales of castings for military programs related to aircraft engine and helicopter components, as well as engine components for regional jets and private jets. Tooling sales, primarily for new products to foreign customers, doubled in 2004 and were 23% of the increase in sales.

The Industrial Metal Components' net sales for the twelve months ended December 31, 2004 increased $1.6 million, or 5.6%, with greater demand from the automotive market for powdered metal components offset by reduced volume in investment casting for engine components in light duty trucks. Net sales of powdered metal components improved 24.4% due to an increase in automotive components, primarily for the light duty truck market. Net sales of investment casting were 3.1% lower due to a change to a different process, fine blanking, in the fourth quarter 2004. This conversion will result in the loss of approximately $8 million in sales annually for these components.

Operating Income (Loss)

The following table sets forth the combined operating income of the Company included in the consolidated statement of operations:

Operating Income (Loss)	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
Advanced Structures	$ (387,557)	$ (1,307,006)
Industrial Metal Components	2,959,364	2,821,271
Corporate	-	(33,890)
	$ 2,571,807	$ 1,480,375

Operating income of $2.6 million for the twelve months ended December 31, 2004 improved from an operating income of $1.5 million in the twelve months ended December 31, 2003, due to higher sales and lower administrative expenses related primarily to reduced employee related costs and insurance expenses.

Operating loss of $388,000 in the Advanced Structures segment for the twelve months ended December 31, 2004 improved from an operating loss of $1,307,000 in the twelve months ended December 31, 2003, due to higher volume and better manufacturing efficiencies. The sand casting operation in this segment has implemented continuous improvement programs that have improved production processing and manufacturing efficiency, but the high number of newer parts being produced has resulted in increased scrap.

Operating income of $2,959,000 in the Industrial Metal Components segment for the twelve months ended December 31, 2004 improved $138,000 as compared to operating income in the twelve months ended December 31, 2003. The improvement was in the powdered metal on the sale of the land owned by special purpose subsidiary Waukegan Inc. and assumption by the buyer of the related environmental liabilities at the site. In the twelve months ended December 31, 2003, discontinued operations reported a loss of $5,660,000, which included a loss of $1,968,000 from the sale of the Industrial Tools segment and forging operation in the Advanced Structures segment as part of the Plan, and a loss from operations sold in 2003 and the wire form business sold in 2004 of $3,692,000. The loss from operations in 2003 included a gain of $3,723,000 for a tax refund for environmental liabilities.

Income taxes

No income tax provision or benefit has been recognized for any periods presented as valuation allowances have been recorded for all net operating loss benefits and net deferred tax assets, except for the gain in discontinued operations from the carry-back refund from the net operating loss related to environmental liabilities.

Net Income (Loss)

Net income of $54,071,000 in the twelve months ended December 31, 2004 included a $15,048,000 gain from the discharge of debt under the Plan and a $43,555,000 gain from the adoption of fresh start accounting. Net loss for the twelve months ended December 31, 2003 was $14,927,000.

2003 As Compared to 2002

Net Sales

The following table sets forth the combined net sales of the Company included in the consolidated statement of operations:

Net Sales	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
Advanced Structures	$ 18,161,241	$ 24,651,723
Industrial Metal Components	28,925,682	23,989,915
	$ 47,086,923	$ 48,641,638

Consolidated net sales for the twelve months ended December 31, 2003 were $47.1 million compared with $48.6 million in 2002, a decrease of $1.6 million, or 3.2%.

Shipments of sand mold castings to the aerospace industry decreased $6.5 million, accounting for the majority of the sales decline. At the sand mold casting plant, tooling sales decreased $1.6 million as orders for new programs declined from the prior year. Sales of sand mold castings decreased $3.7 million, as the overall economic environment weakened.

Partially offsetting this decrease was a $5.3 million improvement in investment casting parts sales in the Industrial Metal Components business segment. Investment casting sales to the automotive and outdoor product markets increased substantially over the prior year shipments.

Discontinued Operations

Loss from discontinued operations for 2003 was $5.7 million compared to income of $4.6 million in 2002. The loss in 2003 consisted of a $2.0 million expense related to the sale of the Industrial Tools segment and the forging operation in the Advanced Structures segment, as part of the Plan. These sold operations incurred a loss in 2003, which was classified as discontinued operations. In 2002, the environmental reserve at the Company's Muskogee facility was reduced by $11.0 million in order to reflect the current estimate of the liability. This income was offset by the losses at the Company's discontinued operations of the Industrial Tools and Advanced Structures business segments.

Income Taxes

No income tax provision or benefit was recognized in 2003, as valuation allowances have been recorded for all net operating loss benefits and net deferred tax assets, except for the gain in discontinued operations from the carry-back refund from the net operating loss related to environmental liabilities. In 2002, an income tax benefit of $249,000 was recognized for the net loss at the sand mold casting subsidiary.

Net Income (Loss)

The Company reported a net loss of $14.9 million compared with a net loss of $2.0 million. The change was the result of increased reorganization costs in 2003, as well as the impact of the environmental liability reassessment in 2002.

Liquidity and Capital Resources

On December 31, 2004, the Company had cash of $8,000 compared to $1,290,000 of cash on December 31, 2003. Cash increased $602,000 from continuing operations and decreased $1,884,000 from discontinued operations in the twelve months ended December 31, 2004. The significant reduction in working capital in the twelve months ended December 31, 2004 related primarily to the use of restricted cash of $13 million to make payments to the general unsecured creditors under the Plan.

Operating Activities

During the twelve months ended December 31, 2004, operating activities consumed $1.2 million of cash with $2.5 million related to a decrease in accounts payable and accrued liabilities, primarily for payments to bankruptcy professionals. In the twelve months ended December 31, 2003 operating activities used $3.5 million due primarily to the loss from continuing operations including $10.4 million for reorganization items. In the twelve months ended December 31, 2002 operating activities generated $8.3 million with $13.3 million generated from an increase in accounts payable and accrued liabilities partially offset by a decrease in liabilities subject to compromise. This was the effect of filing for bankruptcy protection on January 15, 2002 and the resultant reduced payment of pre-petition liabilities and the build of post-petition liabilities from zero.

- placing the Company at a competitive disadvantage compared to the Company's competitors that have less debt relative to their operating scale;

- limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and its industry; and

- limiting, along with the financial and other restrictive covenants in the Company's indebtedness, among other things, the Company's ability to borrow additional funds, make acquisitions, dispose of assets or pay cash dividends.

In the longer term, the Company's ability to pay debt service and other contractual obligations will depend on improving the Company's future performance and cash flow generation, which in turn will be affected by prevailing economic and industry conditions and financial, business and other factors, many of which are beyond the Company's control. If the Company has difficulty providing for debt service or other contractual obligations in the future, the Company may be forced to take actions such as reducing or delaying capital expenditures, reducing costs, selling assets, refinancing or reorganizing its debt or other obligations and seeking additional equity capital, or any combination of the above. The Company may not be able to take any of these actions on satisfactory terms, or at all.

The financial and other covenants under the revolving loan facility may limit operating flexibility and the Company's ability to obtain additional financing. The facility provides for certain financial and other covenants including affirmative and negative covenants with respect to, among others, accounts, inventory, equipment and real property, insurance, indebtedness or guarantees, liens or other encumbrances, declaration or payment of dividends, sales of capital stock, assets or indebtedness, mergers, liquidations or dissolutions, loans, investments, minimum EBITDA, maximum capital expenditures, transactions with affiliates, changes in business, limitation of restrictions affecting subsidiaries of the Company, restrictions on activities of certain special purpose subsidiaries of the Company, maintenance of existence, payment of taxes and compliance with laws. Payment on the debt outstanding under the facility may be accelerated following certain events of default including, among others, failure to make payments when due, noncompliance with covenants, breaches of representations and warranties, dissolution or insolvency, commencement of bankruptcy or insolvency proceedings, rendering of judgment against Fansteel Inc., Wellman or certain specified obligors in excess of $100,000 in any one case or in excess of $250,000 in the aggregate, certain types of non-compliance by banks at which deposit accounts of Fansteel Inc. or Wellman are maintained or by financial institutions in possession of investment property of Fansteel Inc. or Wellman, uncured defaults under specified agreements or notes with entities other than Congress Financial Corporation, the unenforceability, or a party challenging the enforceability, of a material provision of the revolving loan facility with respect to Fansteel Inc. or Wellman, the occurrence of certain specified events relating to the Employee Retirement Income Security Act of 1974 which results in a material adverse effect on the assets, business or prospects of Fansteel Inc. and Wellman taken as a whole, certain specified criminal indictments or threatened criminal indictments or the commencement of certain specified criminal or civil proceedings against Fansteel Inc. or Wellman, certain specified changes of control of the Company, and the occurrence of a material adverse change in the business or assets of Fansteel Inc., Wellman and certain specified obligors taken as a whole. Barring any unforeseen circumstances, the Company would not expect to breach any of the covenants of the revolving loan facility or default on the facility. However, the presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Future information and developments require the Company to continually reassess the expected impact of these environmental matters.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS 123(R)). SFAS 123 (R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The FASB has concluded that companies could adopt the new standard in one of two ways: the modified prospective transition method and the modified retrospective transition method. Using the modified prospective transition method, a company would recognize share-based employee compensation costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Using the modified retrospective method, a company would recognize employee compensation cost for prior periods presented prior to adoption of the proposed standard in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation cost in the amounts reported in pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of the proposed standard unless those changes represent a correction of an error and are disclosed accordingly. For periods after the date of adoption of the proposed standard, the modified prospective transition method described above would be applied. We will adopt SFAS No. 123 (revised 2004) on July 1, 2005 and will continue to evaluate the impact the adoption of this standard will have on our results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt SFAS No. 153 on January 1, 2006 and will continue to evaluate the impact the adoption of this standard will have, but do not anticipate any significant impact on our results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt SFAS No. 151 on January 1, 2006 and will continue to evaluate the impact the adoption of this standard will have, but do not anticipate any significant impact on our results of operations or financial position.

There were no new accounting pronouncements that the Company was required to adopt early upon the implementation of fresh start accounting.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Business Experience and Other Information
G.L. Tessitore	Director, Chairman, President and Chief Executive Officer – Mr. Tessitore has been Director, Chairman, President and Chief Executive Officer of Fansteel since January 1999.
J.G. Vogelsang	Director - Mr. Vogelsang is the Managing Partner of Promontory Partners, a financial consulting firm that he founded in January 2002. From 2001 to 2002, he was a turnaround and crises manager for Jay Alix & Associates, a firm specializing in large corporate restructurings. Prior to his tenure in turnaround consulting, Mr. Vogelsang spent six years as an investment banker with Firstar Capital markets, a division of Firstar Bank.
R.R. Burkhart	Director - Mr. Burkhart has been directing corporate reorganizations, start-ups and buy-outs as Chief Executive or Chief Operating Officer in the capital goods, metals and systems integration industries since 1982. Presently, he is a principal of Stoutheart Corporation of Ohio, a personal holding Company with control equity positions in Century Simplimatic Inc. – an operating company dba Wyard Industries, Stoutheart LLC – a real estate holding company, and WPC Inc. – an operating company dba W Pat Crow Forgings. Mr. Burkhart is also on the board of directors of National Machinery Company.
D.A. Groshoff	Director - Mr. Groshoff is Vice President of JP Morgan High Yield Partners and Chief Compliance Officer for the Pacholder High Yield Fund, Inc. Prior to joining JP Morgan (at that time Pacholder Associates, Inc.) in 1997, Mr. Groshoff worked in private legal practice in Cincinnati, Ohio. Mr. Groshoff is also a member of the Board of Directors of Allis-Chalmers Energy, Inc., an oil and natural gas exploration services company listed on the American Stock Exchange.
J.R. Parker	Director - Mr. Parker retired in 2005 from being Vice President for Administration and Finance and Chief Financial Officer of Thomas More College, Crestview Hills, Kentucky. Prior to that, Mr. Parker served as Vice President and Chief Financial Officer of NS Group, Inc., from 1981 through 2000.
R. M. McEntee	Vice President and Chief Financial Officer - Mr. McEntee has been Vice President and Chief Financial Officer of Fansteel since August 1991.

All directors were appointed to the Successor Company upon emergence from Chapter 11 protection on January 23, 2004. The directors are elected at the annual meeting of stockholders and each director shall hold office until a successor has been elected.

The Company has a separately designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are J.R. Parker, J.G. Vogelsang, and R.R. Burkhart. The Company's board of directors has determined that Mr. Parker is an "audit committee financial expert" and is an "independent" director, as defined by the Securities and Exchange Commission's rules.

SHAREHOLDER INFORMATION

Auditors

The Company engaged Ernst & Young LLP as its auditors through the second quarter of 2004 for the quarterly reviews of the Company's financial statements and other audit matters. The Company engaged the firm of BDO Seidman, LLP for the third quarter 2004 review and the audit of the annual financial statements for the year ending December 31, 2004, and the reviews of the financial statements included in the Company's Form 10-K for the year ending December 31, 2004.

The following table presents fees for professional audit services rendered by BDO Seidman, LLP or Ernst and Young LLP for the audit of the Company's annual financial statements for the years ended December 31, 2004 and December 31, 2003 and fees billed for other services, if any, rendered by BDO Seidman, LLP or Ernst and Young LLP during those periods.

	2004			2003
	BDO Seidman, LLP	Ernst and Young LLP	Total	Ernst and Young LLP
Audit fees[1]	$ 185,000	$ 66,000	$251,000	$ 300,000
Audit-related fees[2]	-	-	-	-
Tax fees[3]	-	-	-	-
All other fees[4]	-	-	-	-
Total	$ 185,000	$ 66,000	$ 251,000	$ 300,000

(1) Audit fees consisted principally of audit work performed on the consolidated financial statements and internal control over financial reporting, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.
(2) The Company did not engage BDO Seidman, LLP or Ernst & Young LLP for other audit related services.
(3) The Company did not engage BDO Seidman, LLP or Ernst & Young LLP for tax services.
(4) The Company did not engage BDO Seidman, LLP or Ernst & Young LLP for other services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with Securities and Exchange Commission policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

(1) Audit services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.